UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934





NAME OF ISSUER              SELECT COMFORT CORPORATION

TITLE OF CLASS OF           Common


CUSIP NUMBER                81616X103


Date of Event Which         31 October 2013
Requires Filing Of
This Statement

                                   13G
CUSIP     81616X103

-------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investments, LLC. d/b/a/ Putnam Investments
     26-1080669
-------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
-------------------------------------------------------------------
3.   SEC use only

-------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
-------------------------------------------------------------------
                         5. Sole Voting Power
Number of      )                  96234
Beneficially   )         ------------------------
Owned by each  )         6. Shared Voting Power
                                   NONE
Reporting      )
Person with:   )         ------------------------
                         7. Sole Dispositive
                                 5650206
                         ------------------------
                         8. Shared Dispositive
                                   NONE
----------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting
     person
     5650206

-------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
-------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     10.2%
-------------------------------------------------------------------
12.  Type of Reporting person*
     HC
-------------------------------------------------------------------

                                   13G
CUSIP     81616X103

-------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investment Management, LLC.
     04-3542621
-------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
-------------------------------------------------------------------
3.   SEC use only

-------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
-------------------------------------------------------------------
                         5. Sole Voting Power
Number of      )                  48013
Beneficially   )         ------------------------
Owned by each  )         6. Shared Voting Power
                                   NONE
Reporting      )
Person with:   )         ------------------------
                         7. Sole Dispositive
                                 5553918
                         ------------------------
                         8. Shared Dispositive
                                   NONE
-------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     5553918

-------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
-------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     10.1%
-------------------------------------------------------------------
12.  Type of Reporting person*
     IA
-------------------------------------------------------------------

                                   13G
CUSIP     81616X103

-------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     The Putnam Advisory Company, LLC.
     04-3543039
-------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
-------------------------------------------------------------------
3.   SEC use only

-------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
-------------------------------------------------------------------
                         5. Sole Voting Power
Number of      )                  48221
Beneficially   )         ------------------------
Owned by each  )         6. Shared Voting Power
                                   NONE
Reporting      )
Person with:   )         ------------------------
                         7. Sole Dispositive
                                  96288
                         ------------------------
                         8. Shared Dispositive
                                   NONE
-------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     96288

-------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
-------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     0.2%
-------------------------------------------------------------------
12.  Type of Reporting person*
     IA
-------------------------------------------------------------------

                                   13G
CUSIP     81616X103

-------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person
     Putnam Capital Spectrum Fund
     26-4376599

-------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
     (a)  (   )                    (b)  (   )
-------------------------------------------------------------------
3.   SEC use only

-------------------------------------------------------------------
4.   Citizenship or place of organization
        Massachusetts
-------------------------------------------------------------------
                         5. Sole Voting Power
Number of      )                   NONE
Beneficially   )         ------------------------
Owned by each  )         6. Shared Voting Power
                                   NONE
Reporting      )
Person with:   )         ------------------------
                         7. Sole Dispositive
                                 3485239
                         ------------------------
                         8. Shared Dispositive
                                   NONE
-------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

     3485239

-------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares*
-------------------------------------------------------------------
11.  Percent of class represented by amount in row 9

     6.3%
-------------------------------------------------------------------
12.  Type of Reporting person*
     IV
-------------------------------------------------------------------

                   SECURITIES AND EXCHANGE
                          COMMISSION
                   Washington, D. C.  20549

                         SCHEDULE 13G

                Under the Securities Exchange
                         (Amendment No.


Item     Name of Issuer:SELECT COMFORT CORPORATION

Item     Address of Issuer's Principal Executive
1(b)	    Offices:
9800 59th Avenue, Minneapolis, MN 55442

Item 2(a)                    Item 2(b)
Name of Person               Address or Principal Office or, if
                             NONE, Residence:


Putnam Investments, LLC      One Post Office Square
d/b/a Putnam Investments     Boston, Massachusetts 02109
("PI")

Putnam Investment            One Post Office Square
Management, LLC.("PIM")      Boston, Massachusetts 02109


The Putnam Advisory          One Post Office Square
Company, LLC.("PAC")         Boston, Massachusetts 02109

**Putnam Capital Spectrum    One Post Office Square
  Fund                       Boston, Massachusetts 02109

Item 2(c)Citizenship: PI, PIM and PAC are limited liability companies organized under Delaware law.The citizenship of other persons identified in Item 2(a) is designated as follows:

      ** Voluntary association known as Massachusetts business trust
         - Massachusetts Law

Item 2(d)Title of Class of Securities:	Common


Item 2(e)Cusip Number 81616X103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:


(a)(  )   Broker or Dealer registered under Section 15 of the Act

(b)(   )  Bank as defined in Section 3(a)(6) of the Act


(c)( ) Insurance Company as defined in Section 3(a)(19) of the Act

(d)( X ) Investment Company registered under Section 8 of the Investment Company Act


(e)( X ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
	  Income Security Act of 1974 or Endowment Fund; see
	  Section 240.13d-1(b)(1)(ii)(F)


(g)( X )  Parent Holding Company, in accordance with Section
          240.13d-1(b)(ii)(G)

 (h)(   )  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.

Ownership.

                            PIM           PAC          PI
                             *            ---          ---
                            (Investment advisers     (Parent company
                             subsidiaries of PI)      to PIM and PAC)

(a)  Amount Beneficially    5553918       + 96288       = 5650206
     Owned:

(b)  Percent of Class:      10.1%         + 0.2%        = 10.2%

(c)  Number of shares as to
     which such person has:

(1)  sole power to vote     48013        48221         96234
     or to direct the vote;
     (but see Item 7)

(2)  shared power to vote   NONE          NONE         NONE
     or to direct the vote;
     (but see Item 7)

(3)  sole power to dispose
     or to direct the       5553918       + 96288       = 5650206
     disposition of;
     (but see Item 7)

(4)  shared power to
     dispose or to direct   NONE         NONE          NONE
     the disposition of;
     (but see Item 7)


*As part of the Putnam Family of Funds, and the 5,553,918 shares held by PIM, Putnam Capital Spectrum Fund held 3,485,239 shares or 6.3%.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the the reporting person has ceased to be the beneficial owner of more percent of the class of securities, check the following ( )

Item 6. Ownership  of  More than Five/Ten Percent on Behalf of Another
        Person:
No persons other than the persons filing this Schedule 13G have an economic interest in the securities reported on which relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
PI, wholly owns two registered investment advisers: Putnam Investment Management, LLC., which is the investment adviser to the Putnam family of mutual funds and The Putnam Advisory Company, LLC., which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispository power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and The Putnam Advisory Company, LLC has shared voting power over the shares held by the institutional clients. Pursuant to Rule 13d-4, PI declares that the filing of this
Schedule 13G shall not be deemed an admission for the purposes of
Section 13(d) or 13(g) that it is the beneficial owner of any securities covered by this Schedule 13G, and further states that it does not have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by this Schedule 13G.

Item 8. Identification and Classification of Members of the Group:
        Not applicable.


Item 9. Notice of Dissolution of Group:

        Not applicable

Item 10.Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM INVESTMENTS,

        /s/  Harold P. Short Jr.
  BY:   -------------------------------------

        Signature


        Name/Title:Harold P. Short Jr.

        Director of Trade Oversight and International Compliance

        Date:     November 07, 2013


For this and all future filings, reference is made to Power of Attorney dated February 15, 2011, with respect to duly authorized signatures on behalf of Putnam Investments LLC., Putnam Investment Management, LLC., The Putnam Advisory Company, LLC. and any Putnam Fund wherever applicable.

For this and all future filings, reference is made to an Agreement dated June 28, 1990, with respect to one filing of Schedule 13G on behalf of said entities, pursuant to Rule 13d-1(f)(1).